UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

PRO-PHARMACEUTICALS, INC

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74267T109

(CUSIP Number)

James C. Czirr

425 Janish Drive

Sandpoint, ID 83864

 Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

June 30, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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This Amendment No. 4 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 10, 2009 (the “Schedule 13D”), with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Pro-Pharmaceuticals, Inc. (the “Issuer”).

CUSIP No. 74267T109

1. Names of Reporting Persons. James C. Czirr
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) (b) x
3. SEC Use Only
4. Source of Funds (See Instructions) PF ; AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting

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Person With:	7. Sole Voting Power 5,152,168 shares of Common Stock[1]
8. Shared Voting Power 25,600,000 shares of Common Stock[2],[3]
9. Sole Dispositive Power 5,152,168 shares of Common Stock[1]
10. Shared Dispositive Power 25,600,000 shares of Common Stock[2,3]
11. Aggregate Amount Beneficially Owned by Each Reporting Person 40,752,168
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X3
13. Percent of Class Represented by Amount in Row (11) 40.33%
14. Type of Reporting Person (See Instructions) IN, HC

ITEM 1.  SECURITY AND ISSUER

There have been no changes to Item 1 since the Schedule 13D/A filed on June 10, 2009.

ITEM 2. IDENTITY AND BACKGROUND

There have been no changes to Item 2 since the Schedule 13D/A filed on June 10, 2009.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended by adding the following new paragraph as the third to the last paragraph therein:

On June 30, 2009, 10X Fund purchased, and Issuer sold, (a) 250,000 shares of Series B-2 Preferred Stock (which are convertible into 1,000,000 shares of Common Stock), (b) a Class A-1 warrant exercisable to purchase 500,000 shares of Common Stock at an exercise price of $0.50 per share, (c) a Class A-2 warrant exercisable to purchase 500,000 shares of Common Stock at an exercise price of $0.50 per share, and (d) a Class B warrant exercisable to purchase 2,000,000 shares of Common Stock at an exercise price of $0.50 per share (collectively, the “Second Subsequent Closing Securities”).  The purchase price paid by 10X Fund to Issuer for the First Subsequent Closing Securities was $500,000.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended to delete the second paragraph and add the following as the new second paragraph thereof:

In addition to acquiring the Initial Closing Securities, the First Subsequent Closing Securities and the Second Subsequent Closing Securities to the Purchase Agreement, 10X Fund may also purchase, at one or more additional closings, (a) 1,400,000 shares of Series B-2 Convertible Preferred Stock, par value $0.01 per share, of Issuer (which are convertible into 5,600,000 shares of Common Stock), (b) Class A-1 warrants exercisable to purchase 2,800,000 shares of Common Stock at an exercise price of $0.50 per share, (c) Class A-2 warrants exercisable to purchase 2,800,000 shares of Common Stock at an exercise price of $0.50 per share, and (d) Class B warrants exercisable to purchase 11,200,000 shares of

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Common Stock at an exercise price of $0.50 per share (collectively, the “Subsequent Closing Securities”).  Under the Purchase Agreement, the additional closings to consummate the purchase of the Subsequent Closing Securities must occur on or before August 10, 2009.  The Reporting Person may be considered to have beneficial ownership of all or a portion of the Subsequent Closing Securities based upon 10X Fund’s right to acquire the Subsequent Closing Securities.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) Aggregate number and percentage of beneficially owned Common Stock: 30,752,168; 40,33%45

(b) Aggregate number of beneficially owned shares of Common Stock with:

Sole power to vote or direct the vote:  5,152,168

Shared power to vote or direct the vote: 25,600,0005

Sole power to dispose or direct the disposition: 5,152,168

Shared power to dispose or direct the disposition: 25,600,0005

(c) Transactions effected during the last sixty (60) days or since the most recent filing on Schedule 13D:

On May 13, 2009, 10X Fund purchased, and Issuer sold, (a) 450,000 shares of Series B-2 Preferred Stock (which are convertible into 1,800,000 shares of Common Stock), (b) a Class A-1 warrant exercisable to purchase 900,000 shares of Common Stock at an exercise price of $0.50 per share, (c) a Class A-2 warrant exercisable to purchase 900,000 shares of Common Stock at an exercise price of $0.50 per share, and (d) a Class B warrant exercisable to purchase 3,600,000 shares of Common Stock at an exercise price of $0.50 per share (collectively, the “First Subsequent Closing Securities”).  The purchase price paid by 10X Fund to Issuer for the First Subsequent Closing Securities was $900,000.  The Reporting Person is (x) a Managing Member of 10X Capital, which is the general partner of 10X Fund, and (y) an investor in 10X Fund.  As such, the Reporting Person may be deemed to have indirect beneficial ownership of all or a portion of the securities owned by 10X Fund.

On June 30, 2009, 10X Fund purchased, and Issuer sold, (a) 250,000 shares of Series B-2 Preferred Stock (which are convertible into 1,000,000 shares of Common Stock), (b) a Class A-1 warrant exercisable to purchase 500,000 shares of Common Stock at an exercise price of $0.50 per share, (c) a Class A-2 warrant exercisable to purchase 500,000 shares of Common Stock at an exercise price of $0.50 per share, and (d) a Class B warrant exercisable to purchase 2,000,000 shares of Common Stock at an exercise price of $0.50 per share (collectively, the “First Subsequent Closing Securities”).  The purchase price paid by 10X Fund to Issuer for the First Subsequent Closing Securities was $500,000.  The Reporting Person is (x) a Managing Member of 10X Capital, which is the general partner of 10X Fund, and (y) an investor in 10X Fund.  As such, the Reporting Person may be deemed to have indirect beneficial ownership of all or a portion of the securities owned by 10X Fund.

(d) Name of any other person known to have the right to receive or power to direct dividends from, or the proceeds from the sale of the foregoing securities:

Rod Martin, who is also a managing member of 10X Capital, the general partner of 10X Fund.

(e) N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There have been no changes to Item 6 since the Schedule 13D/A filed on June 10, 2009.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following documents are being filed as additional exhibits:

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Exhibit No.	Description
24	Power of Attorney for James C. Czirr

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 17, 2009

_______________________

Date

/s/ Robert J. Mottern

_______________________

Signature

Robert J. Mottern, attorney in fact for James C. Czirr

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes

1 Includes 3,597,268 shares held in the Reporting Person’s name; 588,000 and 133,700 shares of Common Stock held in two trusts of which the Reporting Person is a beneficiary; 33,200 shares of Common Stock that are held both by the Reporting Person’s minor son and by the Reporting Person under the applicable Uniform Gift to Minors Act for the benefit of his minor son; 500,000 shares of Common Stock received by the Reporting Person pursuant to Issuer’s 2009 Incentive Compensation Plan that are subject to forfeiture and will not be fully vested until February 13, 2011; 100,000 share of the Issuer’s Series A 12% Convertible Preferred Stock,  which are convertible into 100,000 shares of Common Stock, subject to adjustment as set forth in the Issuer’s Designation of Preferences, Rights and Limitations of such preferred stock; 100,000 shares of Common Stock issuable upon the exercise of a warrant with an exercise price of $1.50 per share; and 100,000 shares of Common Stock issuable upon the exercise of a warrant with an exercise price of $2.00 per share.

2 The Reporting Person is (a) a Managing Member of 10X Capital Management, LLC (“10X Capital”), a Florida limited liability company and the General Partner of 10X Fund, L.P. (“10X Fund”), a Delaware limited partnership, and (b) an investor in the 10X Fund.  As such, the Reporting Person may be deemed to have indirect beneficial ownership of all or a portion of the securities owned by 10X Fund, L.P.  The beneficial ownership of 10X Fund includes (a) 3,600,000 shares of the Issuer’s Common Stock which 10X Fund has the right to acquire upon conversion of 900,000 shares of the Issuer’s Series B-1 Convertible Preferred Stock, (b) 2,800,000 shares of Common Stock which the 10X Fund has the right to acquire upon conversion of 700,000 shares of the Issuer’s Series B-2 Convertible Preferred Stock, (c) 3,200,000 shares of Common Stock which 10X Fund has the right to acquire upon exercise of three (3) Class A-1 Warrants of the Issuer, (d) 3,200,000 shares of Common Stock which 10X Fund has the right to acquire upon exercise of three (3) Class A-2 Warrants of the Issuer, and (e) 12,800,000 shares of Common Stock which 10X Fund has the right to acquire upon exercise of three (3) Class B Warrants of the Issuer, for a total of 25,600,000 shares which 10X Fund has the right to acquire upon conversion or exercise of existing securities of the Issuer owned by 10X Fund.   The beneficial ownership of 10X Fund does not include an additional 22,400,000 shares of Common Stock which 10X Fund could acquire upon conversion or exercise of additional shares of Series B-2 Convertible Preferred Stock, Class A-1 Warrants, Class A-2 Warrants and Class B Warrants which 10X Fund has the right to purchase from Issuer pursuant to a Securities Purchase Agreement dated February 12, 2009 (the “Purchase Agreement”), which 10X Fund disclaims ownership of at this time pursuant to Rule 13d-4.  Specifically, for an additional investment in the Issuer of up to $2,800,000, the 10X Fund has the right to acquire from the Issuer 1,400,000 additional shares of Series B-2 Convertible Preferred Stock which would be convertible into 5,600,000 shares of Common Stock, Class A-1 Warrants exercisable to purchase an additional 2,800,000 shares of Common Stock at $0.50 per share, Class A-2 Warrants exercisable to purchase an additional 2,800,000 shares of Common Stock at $0.50 per share, and Class B Warrants exercisable to purchase an additional 11,200,000 shares of Common Stock at $0.50 per share. The additional securities may be purchased from the Issuer at one or more additional closings until August 10, 2009.  All of the securities presently owned by 10X Fund, or which may be acquired in the future under the Purchase Agreement, are convertible or exercisable immediately shares of Common Stock.  10X Fund’s beneficial ownership does not include shares of Common Stock which the Issuer has the right to issue to 10X Fund in payment of cumulative dividends on shares of Series B-1 or Series B-2 Convertible Preferred Stock of the Issuer.

3 This number excludes Common Stock which 10X Fund would have the right to acquire upon exercise or conversion of certain warrants and convertible preferred shares which it has the right to acquire.  See Footnote 2.  The Reporting Person disclaims beneficial ownership of any shares of which 10X Fund has disclaimed beneficial ownership.

4 Based on 50,356,709 shares of Common Stock outstanding on May 15, 2009.

5 Excludes certain shares that may be acquired upon conversion or exercise of shares of the Issuer’s Series B-2 Convertible Preferred Stock and additional warrants to acquire Common Stock that 10X Fund has the right to acquire the pursuant to the Purchase Agreement, which securities may be converted or exercised for an aggregate of up to 22,400,000 shares of Common Stock.  If such securities are acquired by 10X Fund, the Reporting person may be deemed to have indirect beneficial ownership of all or a portion of such securities.

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